January 12, 2010

Thomas W. Osgood
Executive Vice President, CFO
Xenith Bankshares, Inc.
One James Center
901 E. Cary Street, Suite 1700
Richmond, Virginia 23219

Re: Xenith Bankshares, Inc.
**   Item 4.01 Form 8-K Filed December 29, 2009**
**   Item 4.01 Form 8-K/A Filed January 7, 2010**
**   File No. 000-53380**

Dear Mr. Osgood:

        We have completed our review of your Form 8-Ks and have no further comments at this time.

                                        Sincerely,

                                        Hugh West
                                        Accounting Branch Chief